UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
BeatStars Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> November 9, 2016

Physical address of issuer
5816 Van Winkle Lane, Austin, TX 78739

Website of issuer
http://www.beatstars.com/

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.0% of the amount raised and a number of securities equal to 1.0% of the securities sold in the offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a warrant to purchase a number of SAFE Securities that is equal to 1% of the total number of SAFE Securities that are issued in this Offering.

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: As determined by the issuer

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
January 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$9,353.00	$14,800.00
Cash & Cash Equivalents	$9,353.00	$14,800.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$4,100.00	$3,300.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$235,508.00	$97,896.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$800.00	$1,700.00
Net Income	-$6,247.00	-$3,939.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 15, 2016

FORM C

Up to $1,000,000.00

BeatStars Inc.



SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by BeatStars Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,000,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*." In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will receive a warrant to purchase a number of SAFE Securities that is equal to 1% of the total number of SAFE Securities that are issued in this Offering. The warrant will have a term of ten years.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,000,000.00	$70,000.00	$930,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC will receive a warrant to purchase a number of SAFE Securities that is equal to 1% of the total number of SAFE Securities that are issued in this Offering. The warrant will have a term of ten years.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 15, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are

beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors, including, but not limited to, the factors described under the section of this Form C captioned "Risk Factors" below, could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance *may vary in material respects from the performance projected in these forward-looking statements.*

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: http://www.beatstars.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least three annual reports pursuant to Regulation CF;

(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company and SMG

BeatStars Inc. (the "Company") is a Delaware Corporation that was recently formed on November 9, 2016. Seemo Media Group, L.L.C., a California limited liability company ("SMG"), was formed on April 14, 2010. SMG is in the process of converting into the Company under Delaware law in order to become a corporation. This conversion has not yet been completed. However, this conversion will take place prior to the closing of this Offering and the completion of the conversion is a condition to the closing of this Offering. In other words, the Company will not sell any Securities to investors until after the conversion has taken place. Accordingly, the information provided to investors in this Form C assumes that the conversion has already taken place and the financial statements, business description and all other disclosure in the Form C (other than the description of securities) relates to SMG and not the Company since SMG will be converted into the company prior to the closing of this Offering.

The Company is located at 5816 Van Winkle Lane, Austin, TX 78739.

The Company's website is http://www.beatstars.com/

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

Eligibility

The Company certifies that it is:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Business

BeatStars is a subscription-based social music marketplace and distribution company where Music Producers and Recording Artists collaborate, license, distribute and share their music worldwide.

The Business Plan

The Company designs, develops, and markets digital e-commerce web technologies for musicians, and sells a variety of related software, services, and applications.

The Offering

Minimum amount of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total SAFE (Simple Agreement for Future Equity) outstanding after offering (if minimum amount reached)	50,000
Maximum amount of SAFE (Simple Agreement for Future Equity)	1,000,000
Total SAFE (Simple Agreement for Future Equity) outstanding after offering (if maximum amount	1,000,000

reached)	
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 17, 2017
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on page 25 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business, Operating Results and Industry

We have a history of losses and are uncertain as to our future profitability.
The Company has incurred losses since our inception and, although we believe that fiscal year 2016 may be breakeven or profitable, we may continue to have losses in the future as we incur additional expenses in order to execute our business plan and fuel our potential growth. We expect to make significant expenditures to further develop our business. We will have to generate and sustain increased revenues to achieve or maintain profitability. We may not generate sufficient revenues to achieve or maintain profitability in the future. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

The likelihood of successfully implementing our business plan cannot be predicted from our limited operating history.
Although SMG commenced operations in 2010, we have only been operating under our current business plan and strategy more recently and, accordingly, have a very limited operating history. While we are actively pursuing the expansion of our business, there is a limited historical basis on which to determine whether we will be successful in implementing our business plan.

We may not be able to protect important intellectual property, and we could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.
We currently trademarks and trade secrets that are of significant importance to our business. Our ability to compete effectively will depend, in part, on our ability to protect our proprietary technologies, processes and designs, to secure trademarks and perhaps patents in the future and to protect those trademarks, patents and proprietary intellectual property. We may face liability claims from future customers if our software malfunctions or contains undetected defects. Our products have in the past contained, and may in the future contain, undetected or unresolved errors when first introduced, as new versions are released, or otherwise. If this happens, we may experience delay in or loss of market acceptance, injury to our reputation or increased service costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we achieve our growth goals, we may be unable to manage our resulting expansion.
To the extent that we are successful in implementing our business strategy, we may experience periods of rapid expansion and corresponding demand for our services. In order to effectively manage growth, whether organic or through acquisitions, we will need to maintain and improve our operations, including the ability to quickly scale our products and service offerings, and effectively train and manage our employees. Our expansion through acquisitions is contingent on successful management of those acquisitions, which will require proper integration of new employees, processes and procedures, and information systems, which can be both difficult and demanding from an operational, managerial, cultural, and human resources perspective. We must also expand the capacity of our sales and distribution networks in order to achieve continued growth in our existing and future markets. The failure to

manage growth effectively in any of these areas could have a material adverse effect on our financial condition and operating results.

If we are not able to maintain and enhance the value of our brand, our business and operating results may be harmed.

We believe that market awareness of our "BeatStars" brand will contribute significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract new customers could be adversely impacted and, consequently, our financial performance could suffer. We also use integrated marketing tools and tactics such as the social media, advertising campaigns, co-brand promotions, and distribution of marketing materials to promote our brand and service offerings. If we are unable to maintain and enhance our "BeatStars" brand or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information

security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers,and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ibrahim S. Batshon and Joseph E. Shatara who are CEO and COO of the Company. The Company has or intends to enter into employment agreements with Ibrahim S. Batshon and Joseph E. Shatara although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ibrahim S. Batshon and Joseph E. Shatara or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Ibrahim S. Batshon and other key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Ibrahim S. Batshon or other key personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to

attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology and music industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, music, and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors,

subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Risks Related to the Securities

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE (Simple Agreement for Future Equity) may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 82.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership

could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to

whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
BeatStars is a subscription-based social music marketplace and distribution company where music producers and recording artists collaborate, license, distribute and share their music worldwide.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative software and services. The Company's business strategy leverages its unique ability to design and develop its own source code, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. We allow customers to discover and download music through the web and mobile web. We allow customers to easily discover, download and license music.

History of the Business
The Company was founded by Ibrahim Batshon in 2010 as a California limited liability company known as Seemo Media Group, L.L.C., or SMG, for the initial purpose of building a marketplace for music producers to sell their beats to recording artists. SMG is in the process of converting into our Company in order to become a Delaware corporation and such conversion is a condition to the closing of this Offering.

The Company's Products and/or Services

Product / Service	Description	Current Market
BeatStars Marketplace	The BeatStars marketplace is a vibrant social community of music producers licensing beats to songwriters. Listeners can discover music by genre, mood, bpm or browse thousands of curated playlists.	Music producers, beat-makers, recording artists, songwriters make up of the majority of users on the platform. These users buy and sell beat licenses from each other.
Pro Page	The BeatStars Pro Page is a dedicated music website for	The majority of users utilizing our Pro Pages are music

	musicians who look to sell or license music direct to fans with their own custom design, branding and domain name.	producers/beatmakers
Blaze Players	The BeatStars Blaze Players are embeddable storefronts that musicians embed on their Wordpress sites to sell and license direct to their clients.	The majority of users utilizing our Blaze Players are music producers/beatmakers
Music Distribution	BeatStars' distribution services allow musicians to distribute their music to hundreds of music stores like Apple Music, Spotify and SoundCloud via direct agreements and distribution agreements with INgrooves.	Artists and music producers use our distribution services to monetize their work outside of the BeatStars Platform

We are currently developing various new products which include 2.0 versions of our Marketplace and Pro Page. We also plan to develop mobile applications on iOS/Android as well as a SoundKit store for our music producer members to sell royalty free drum kits, sample kits, loop kits, templates and much more.

We offer our membership services via our online website and distribution services through SoundCloud and INgrooves.

Competition
The Company's primary competitors are MyFlashStore.net, AdRev, BankCamp.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base
We don't sell or rely on any supplies from 3rd party vendors.

Customers
Our customers include music producers, beat-makers, recording artists, songwriters, singers, audio engineers and DJ's.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4300165	IC 009. US 021 023 026 036 038. G & S: Web and Mobile computer application software for the	BEATSTARS	January 17, 2016	March 12, 2016	United States of America

	storage and licensing of digital media downloaded from a global computer network or mobile phones, all in the field of music. FIRST USE: October 1, 2011. FIRST USE IN COMMERCE: October 1, 2011.				

We are constantly developing and innovating new products and customer experiences. We do not allocate a distinct portion of our operating budget to research and development.

Real Property

In 2015, the Company office was in the residence of the one of the members of SMG who will become a stockholder upon completion of the conversion of SMG into the Company. Rent expense was allocated to the Company based on prevailing rates allowed by the internal revenue service. Rent expense were $23,180 and $0 during the years ended December 31, 2015 and 2014, respectively.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business.

None.

Litigation
None

Other
The Company's principal address is 5816 Van Winkle Lane, Austin, TX 78739

The Company's telephone number is (650) 610-3170

The Company has the following additional addresses: None at this time.

The Company conducts business in Texas and California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7%	$3,500	7%	$70,000

Estimated Attorney Fees	7%	$3,500	0%	$3,500
Estimated Accountant/Auditor Fees	5%	$2,500	0%	$2,500
Marketing	0%	$0	27%	$270,000
Research and Development	0%	$0	10%	$100,000
Manufacturing	0%	$0	0%	$0
Equipment Purchases	0%	$0	2%	$20,000
Purchase of Real Property	0%	$0	0%	$0
Future Wages	0%	$0	50%	$500,000
Accrued Wages	0%	$0	0%	$0
Accrued expenses of managers, officers, directors or employees	0%	$0	0%	$0
Repayment of Debt	0%	$0	0%	$0
Repayment of obligations in arrears	0%	$0	0%	$0
General Working Capital	81%	$40,500	3%	$34,000
Total	**100%**	**$50,000**	**100%**	**$1,000,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: All proceeds are part of the general working capital. As the company is profitable, it is difficult to attribute the exact breakdown for the use of proceeds.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Joseph E. Shatara

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO: IT Manager/PT and Business & Financial Advisor/PT 4/14/2010-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO at Mixberry Media Inc. 3/1/2012-10/31/2016; COO/Acting CFO at DDRnet Inc. 2004-2008; Owner at IT Consultant 2009-2010; Sr. VP at Network Solutions Inc. 1999-2003

Education
BS in Electronic Engineering from California Polytechnic State University

Name
Ibrahim S. Batshon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO: General Manager, Product Manager, Business Development 4/14/2010-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of Content Development: INgrooves 2005-2010

Education
Mt. Eden, 1999

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Joseph E. Shatara

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO: IT Manager/PT and Business & Financial Advisor/PT 4/14/2010-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO at Mixberry Media Inc. 3/1/2012-10/31/2016; COO/Acting CFO at DDRnet Inc. 2004-2008; Owner at IT Consultant 2009-2010; Sr. VP at Network Solutions Inc. 1999-2003

Education
BS in Electronic Engineering from California Polytechnic State University

Name
Ibrahim S. Batshon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO: General Manager, Product Manager, Business Development 4/14/2010-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of Content Development: INgrooves 2005-2010

Education
Mt. Eden, 1999

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity*
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors; provided, however that a sale of all or substantially all of the Company's assets would also require the approval of stockholders holding a majority of the outstanding shares of common stock of the Company.
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution or liquidation of the Company	Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Company.

*As noted elsewhere in this Form C, SMG is in the process of converting into the Company in order to become a Delaware corporation. The conversion will occur prior to the closing of this Offering. Until such conversion is completed, the decisions referred to above must be made by the sole manager of SMG, who is currently Ibrahim S. Batshon. A member vote of SMG is not required for a sale of all or substantially all of the assets of SMG or in order to effect a liquidation or dissolution of SMG.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Texas, California, Canada.

CAPITALIZATION AND OWNERSHIP

Capitalization

Immediately prior to the closing of this Offering, the Company will have issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	5,000,000
Voting Rights	
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	
Percentage ownership of the company by holders of	8.0% assuming that the maximum amount being

the Common Stock (assuming conversion if convertible securities)	offered in this Offering ($1,000,000) is sold in this Offering and further assuming that the SAFE Securities convert into Common Stock of the Company at the Valuation Cap of $12,500,000 provided for in the SAFE Securities.

The Company does not have outstanding any indebtedness for borrowed money.

Valuation
The Company is offering SAFE Securities that do not set a specific valuation for the Company but instead provide the investor with a valuation cap, which is the highest valuation at which the investors SAFE Securities would convert into equity securities of the Company. The valuation cap for the SAFE Securities is $12,500,000. It is possible that an investor's SAFE Securities will convert into equity securities of the Company at a valuation that is less than the valuation cap. For example, if the next equity financing round of the Company after this Offering is consummated at a valuation of $12,500,000 or less and the Company elects to convert the SAFE Securities, then the SAFE Securities would convert at a valuation that is equal to the valuation applicable to such next equity financing round minus the discount rate, which is 20%. So, if the next equity financing is consummated at a valuation of $10 million, then the SAFE Securities would convert at the Company's election at a valuation of $8 million.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is currently 100% owned by SMG. However, since the conversion of SMG into the Company will take place prior to the closing of this Offering, at the time of your investment, the Company will be owned by the following persons in the amounts next to their respective names in parenthesis: Ibrahim Batshon (82%), Joseph Shatara (8%), Isolation Network, Inc. (2%) and other employees of the Company (8%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering*
Ibrahim Batshon	82%

*See the first paragraph of this section above.

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised. However, the Purchasers will own 0.4% of the Company if the Minimum Amount is raised and 8% of the Company if the maximum amount is raised assuming a conversion of the SAFE Securities into the Company's equity securities at the valuation cap of $12,500,000.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

As described elsewhere in this Form C, SMG is in the process of converting into the Company under Delaware law in order to become a Delaware corporation. This conversion is a condition precedent to the closing of this Offering, but has not yet occurred. The financial statements provided are those of SMG. The Company was formed in November 2016 and its financial statements have been omitted as they are immaterial.

Operations
Our prior earnings and cash flows continue to increase. Revenues have grown substantially in 2016 and we expect this to continue. The Company intends to improve profitability in the next 12 months by marketing our existing services and by adding new services and partnership deals. The Company currently requires approximately $20,000 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. The Offering proceeds are important to our operations. While not dependent on the offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are not necessary to the operations of the Company as the Company expects to be profitable in 2016.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The company is currently profitable and continues to grow.

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,000,000 of SAFE (Simple Agreement for Future Equity) Securities for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 17, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated as determined by the issuer. For instance, the Company may accept investments in excess of the Minimum Amount on a first-come-first-served basis or it might decide to accept additional subscriptions based upon the geographic location of the investor, investment amount or other criteria determined by the Company.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide

notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
7.0

Commission/Fee (flat)
0.0

Stock, Warrants and Other Compensation
The Intermediary will receive a warrant to purchase a number of SAFE Securities that is equal to 1% of the total number of SAFE Securities that are issued in this Offering. The warrant will have a term of ten years.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.001 per share, of which 5,000,000 common shares will be issued and outstanding, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, of which no preferred shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $12,500,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a

valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Stockholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2015, the Company office was in the residence of the one of the members of SMG who will become a stockholder upon completion of the conversion of SMG into the Company. Rent expense was allocated to the Company based on prevailing rates allowed by the internal revenue service. Rent expense were $23,180 and $0 during the years ended December 31, 2015 and 2014, respectively.

Conflicts of Interest

The Company has not engaged any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)

Ibrahim Batshon

(Issuer)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Joseph E. Shatara

(Name)

CCO/Acting CFO

(Title)

(Date)

(Signature)

Ibrahim S. Batshon

(Name)

CEO

(Title)

(Date)

Instructions.
1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2.   The name of each person signing the form shall be typed or printed beneath the signature.
Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Investment Summary
Exhibit C   Investment Documents
Exhibit D   Video Transcript
Exhibit E   Company Pitch Deck

EXHIBIT A
Financial Statements



SEEMO MEDIA GROUP, LLC dba BEATSTARS

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2015 and 2014

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
    Seemo Media Group, LLC dba BeatStars.:

We have reviewed the accompanying financial statements of Seemo Media Group, LLC dba BeatStars (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
November 11, 2016

SEEMO MEDIA GROUP, LLC dba BEATSTARS

Balance Sheets

December 31, 2015 and 2014

		2015 (unaudited)		2014 (unaudited)
Assets				
Current assets				
Cash and cash equivalents	$	9,353	$	14,800
Current assets		9,353		14,800
Total assets	$	9,353	$	14,800
Liabilities and Members' Equity				
Current liabilities				
Accounts payable	$	4,100	$	3,300
Total current liabilities		4,100		3,300
Total liabilities		4,100		3,300
Members' Equity				
Total members' equity		5,253		11,500
Total liabilities and members' equity	$	9,353	$	14,800

See accompanying notes to the financial statements and the independent accountants' review report.

SEEMO MEDIA GROUP, LLC dba BEATSTARS

Statements of Operations

For the Years Ended December 31, 2015 and 2014

	2015 (unaudited)	2014 (unaudited)
Revenues	$ 235,508	$ 97,896
Operating expenses		
Payroll	156,000	60,000
Professional fees	12,500	-
Occupancy	23,180	-
Advertising	23,217	17,479
Fees	10,100	12,053
Travel	4,438	1,228
Other general and administrative	12,320	11,075
Total operating expenses	241,755	101,835
Loss from operations	(6,247)	(3,939)
Loss before income taxes	(6,247)	(3,939)
Income tax expense	-	-
Net loss	$ (6,247)	$ (3,939)

See accompanying notes to the financial statements and the independent accountants' review report.

SEEMO MEDIA GROUP, LLC dba BEATSTARS
Statements of Changes in Members' Equity
For the Years Ended December 31, 2015 and 2014

		Members Equity
Balances at December 31, 2013 (unaudited)	$	12,884
Cash contribution from member		2,555
Net loss		(3,939)
Balances at December 31, 2014 (unaudited)		11,500
Net loss		(6,247)
Balances at December 31, 2015 (unaudited)	$	5,253

See accompanying notes to the financial statements and the independent accountants' review report.

SEEMO MEDIA GROUP, LLC dba BEATSTARS
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015 (unaudited)	2014 (unaudited)
Cash flows from operating activities:		
Net loss	$ (6,247)	$ (3,939)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable	800	1,700
Net cash used in operating activities	(5,447)	(2,239)
Cash flows from investing activities:		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Cash contribution from member	-	2,555
Net cash provided by financing activities	-	2,555
Net increase (decrease) in cash	(5,447)	316
Cash and cash equivalents at beginning of year	14,800	14,484
Cash and cash equivalents at end of year	$ 9,353	$ 14,800
Supplemental disclosure of cash flow information:		
Interest paid during the period	$ -	$ -
Taxes paid during the period	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

Seemo Media Group, L.L.C dba BeatStars ("The Company") is a California limited liability company established on April 14, 2010.

The Company operates a marketplace on the internet to connect artists and producers in the music industry. The Company's purpose is to inspire music collaboration between the people writing the songs and the people composing the music. Individuals and companies in the music industry can go on the Company's website to purchase, collaborate and sell.

Note 2 – Liquidity and Capital Resources

The Company has experienced a net loss during the years ended December 31, 2015 and 2014. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through operations and member contributions. The Company's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's online offering. At October 31, 2016, the Company had approximately $72,118 in cash and cash equivalents. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of Accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Note 3 - Significant Accounting Policies *(continued)*

Revenue recognition
The Company accounts for its revenues in accordance with Accounting Standards Codification ("ASC") 605-45, Revenue Recognition, Principal Agent Considerations. Sales are recognized when an order is placed over the Company's website and music is made available to the customer for immediate download, net of the payments made to the artists that produce the music.

Advertising and Marketing costs
The Company expenses advertising and marketing costs as incurred. Advertising and marketing costs were $23,217 and $17,479 during the years ended December 31, 2015 and 2014, respectively.

Income Taxes
The Company has elected to be taxed as an S-Corp for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to federal and state tax returns back to 2012.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

The amounts reported for cash and cash equivalents and accounts payable are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature.

Management Review
Management of the Company has evaluated subsequent events through November 11, 2016, the date the financial statements were available to be issued.

Note 3 - Significant Accounting Policies *(continued)*

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the Financial Accounting Standards Board ("FASB"), including industry specific guidance. ASU 2014-09 provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts with customers to provide goods and services. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate.

ASU 2014-09 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2018. The new standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The modified retrospective approach requires that the new standard be applied to all new and existing contracts as of the date of adoption, with a cumulative catch-up adjustment recorded to the opening balance of retained earnings at the effective date for existing contracts that still require performance by the entity. Under the modified retrospective approach, amounts reported prior to the date of adoption will be presented under existing guidance. ASU 2014-09 also requires entities to disclose both quantitative and qualitative information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has not yet determined the impact of adopting the standard on its financial statements, nor has it determined whether it will utilize the full retrospective or modified retrospective approach.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern. The new standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. Management will be required to perform interim and annual assessments of the Company's ability to continue as a going concern within one year of the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard is not expected to have an impact on the Company's financial statement disclosures.

Note 4 – Members' Capital

In April 2010, the members signed an Operating Agreement (the "Operating Agreement") to set forth the terms for the management of the Company. The Operating Agreement allows for ownership interest in the Company based on the initial capital contributions made by each member.   The terms, conditions, rights, and obligations of the members are summarized below.

Management and Voting
The member shall be entitled to vote in proportion to the membership interest held in the Company.

Contributions
In April 2010 each Member of the Company made an initial cash contribution in proportion to the membership interest held in the Company.

Note 4 – Members' Capital (continued)

Distributions
Distributions of net cash flow may be declared and paid by the Company to the members on a pro-rata basis.

Capital Accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall subsequently be decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of Net Income and Net Loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 5 - Commitments and Contingencies

Lease arrangements
In 2015, the Company office was in the residence of the one of the members. Rent expense was allocated to the Company based on prevailing rates allowed by the internal revenue service ("IRS"). Rent expense were $23,180 and $0 during the years ended December 31, 2015 and 2014, respectively. The Company does not have any non-cancelable operating leases whose term exceeds one year.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 6 - Subsequent Events

In November 2016, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $1,000,000 of Crowd Simple Agreement for Future Equity ("CrowdSAFE") convertible notes pursuant to the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users to eligible investors electronically through the Portal's website.

On November 9, 2016, management of the Company formed BeatStars, Inc., a Delaware corporation. The Company intends to merge the operations of the Company into BeatStars, Inc. as soon as it is administratively possible.

EXHIBIT B
Investment Summary



Company: BeatStars Inc.

Market: Music

Product: Social marketplace for music collaboration and distribution

Founder: Abe Batshon

Company highlights:

- Over 220,000 users as of October 2016, a 64% year-over-year increase from over 135,000 in October 2015
- Had distributed over 348,000 tracks to YouTube and SoundCloud as of October 2016, a 113% year-over-year increase from over 164,000 in October 2015
- Cumulative music sales totaled nearly $1.85 million in October 2016
- Year-to-date, as of Q3 2016, BeatStars has generated over $678,000 in revenue and monthly revenue growth has averaged 15%
- BeatStars has already reached profitability, generating over $176,000 of net income thus far in 2016



Based on unaudited financials not subjected to financial review

COMPANY SUMMARY

Opportunity

The digital music industry has created new and innovative ways for artists to engage with their fans. Music distribution is shifting from traditional digital stores (e.g. iTunes) to direct-to-fan platforms like YouTube, SoundCloud, and Facebook. Digital streaming services like Spotify, SoundCloud, and Apple Music have also enabled artists to circumvent traditional music distribution channels and reach large global audiences. Thanks to these digital streaming services, music is being consumed at record levels. In the U.S., the volume of total music streams rose 93%, to 317 billion in 2015 as compared to 2014.[i] Digital platforms that allows users to upload content (e.g. YouTube) have an estimated user base of more than 900 million. However, these types of platforms, which distribute advertising-supported revenues to recording artists and musicians, generated only $634 million in 2015, and accounted for only 4% of global music revenues.[ii]

BeatStars is a social music marketplace and distribution company that is reinventing the music collaboration industry. In addition to distributing finished songs, BeatStars' platform enables music producers and recording artists to collaborate, share, sell, and distribute, any type of musical content (e.g. beats, lyrics, vocals) worldwide. BeatStars allows music creators of all levels to represent their content independently and generate multiple streams of revenue. The platform provides the tools to distribute, monetize, and protect content, allowing music producers, recording artists, songwriters, and beatmakers to collaboratively publish songs in the most efficient and affordable way possible.


HOW BEATSTARS WORKS
1
2
3
PRODUCER UPLOADS BEAT FOR SALE
ARTIST LICENSES BEAT & RECORDS VOCALS ON BEAT
ARTIST RELEASES TO MAJOR DIGITAL MUSIC RETAILERS LIKE SPOTIFY, APPLE MUSIC, YOUTUBE
BEATSTARS

Product

BeatStars' Social Music Marketplace is a networking site for musicians to find and connect with other artists and producers. Recording artists can look for musical content to license and producers can look for artists to collaborate with. Musicians can sell songs, singles, albums, as well as production track licenses for beats, beats with choruses, vocals, and full song references.


BEATSTARS
All Genre
MARKETPLACE
BEATSTARS

BeatStars' Blaze Players help artists sell their tracks online. These embeddable HTML5 and Flash players act as a store, allowing customers to lease beats, download free beats, or make an offer for an exclusive license. The players provide instant delivery of MP3, WAV or Zip files, a free download option in exchange for a social follow, and instant payments through PayPal or Stripe. Artists can also create custom contracts, promo codes, deals, and voice tags. Paid members keep 100% of their sales.


BLAZE PLAYER
Toronto
TheMartianz
Cart is Empty
ENTER COUPON CODE
BUY NOW
My Current Deals
Search Track Title or Tags
Daydream
Boost
Nemo
Seasons
Bermuda
BEATSTARS

The BeatStars' Collabos feature lets multiple artists, producers, and/or writers split music revenue distributions automatically. Music collaborators simply upload their music to BeatStars, assign the collaborators, and set the percentage splits.


Holy Grail with Hook
BEAT
COLLABORATION
by Mantra
Follow
Genre: Hip Hop, West Coast, R&B
Mood: Calm, Grateful
Tags: #Rnb, #Funk, #WestCoast
COLLABOS
This Music was created in collaboration with:
Mantra
Main Collaborator
Love Pulse Music
Songwriter
BeatStars
Distributor
75 BPM
Hook by Breana Marin
BEATSTARS

BeatStars helps artists get paid from other people's YouTube videos that use their music without authorization. When artists upload their music to BeatStars.com, they can submit it for YouTube Content ID. BeatStars will then review the submission and deliver the approved files directly to YouTube. YouTube's Content ID system then identifies third party videos that are utilizing music content without the artist's permission and allows BeatStars to place advertisements on these videos to collect revenue on behalf of the artist every time the video is played.

BeatStars has also partnered with SoundCloud for their OnSoundCloud monetization program to help musicians earn revenue from their SoundCloud streams. Artists log in to BeatStars.com, connect their SoundCloud profile, and select tracks they want to monetize with advertisements. Artists get monthly revenue payouts directly to their PayPal account.


MAD DECENT
Mad Decent
Maddecent.com
Los Angeles, United States
Tracks
Playlists
Reposts
NGHTMRE
6.03M
141
723

BeatStars' Pro Pages give musicians all the tools they need to create their own custom website and music player. Pro Pages can operate as a dedicated music website to sell singles, albums, or beats directly to fans, or simply as a place to host and stream music. With custom themes and domain names, Pro Pages help artists look and operate professionally. Pro Pages are responsive across all mobile, tablet, and desktop browsers and come with a fully integrated shopping cart. Paid members keep 100% of their sales.


PRO PAGES
Mantra
KRUCIAL
BEATSTARS

Notable Producers



Notable producers using BeatStars include the following (pictured above from left to right):

- **Focus...:** Multi-Grammy winning music producer who has worked with Dr. Dre, Eminem, Kendrick Lamar, Snoop Dogg, Beyonce, Christina Aguilera, Ice Cube, and Rick Ross

- **Krucial Keys:** Multi-Grammy winning music producer who has worked with Alicia Keys, Drake, Mario, Nas, Keyshia Cole, and Goapele

- **Jahlil Beats:** Platinum selling music producer who has worked with Jay-Z, Diddy, Lil Wayne, Chris Brown, Rick Ross, T.I., and 50 Cent

- **!llmind:** Platinum selling music producer who has worked with Kanye West, Drake, J. Cole, Dr. Dre, Ariana Grande, 50 Cent, and Ludacris

- **Havoc:** Multi-platinum music producer and recording artist who has worked with Eminem, Nas, Foxy Brown, The Notorious B.I.G., Diddy, 50 Cent, Jadakiss, and Method Man

Use of Proceeds and Product Roadmap
BeatStars plans to use the proceeds for the following purposes:

- **Business Development:** The company will hire a sales staff to target content creators with a large online presence for distribution and marketplace inclusion.
- **Platform Development:** BeatStars will hire additional web, mobile, and product developers to continue building and expanding the platform
- **Content:** BeatStars plans to purchase the full rights to production catalogs for licensing and distribution. The company also plans to release exclusive production content from mainstream music producers.
- **Technology:** BeatStars will build mobile apps for iOS, Android, and connected TV devices. It also plans to upgrade its cloud services in preparation for operating at a larger scale. The company will also launch version 2.0 of the Marketplace and Pro Pages.
- **Office Space:** The company will obtain a centralized office where all employees can operate.
- **Marketing:** BeatStars will hire staff and allocate part of their marketing budget to drive growth and brand awareness.

Business Model

BeatStars generates revenue through advertisement revenue sharing, paid memberships, and music sales. The Unlimited membership costs $19.99 per month and includes an unlimited number of track uploads and unlimited SoundCloud uploads. The Pro membership costs $9.99 per month and includes up to 50 track uploads. With both the Pro and Unlimited memberships, musicians receive 100% of sales generated through the BeatStars marketplace and Pro Pages, as well as 80% of the advertising revenue from YouTube Content ID and SoundCloud. BeatStars also offers a free account that allows musicians to upload up to 10 tracks and receive 70% of their music sales.[iii]

USER TRACTION

BeatStars has over 220,000 main application users, 200,0000 contest application users and has distributed over 348,000 tracks to YouTube and SoundCloud. As seen in the chart below, main application users grew from over 135,000 in October 2015 to over 220,000 in October 2016, a 64% year-over-year increase.



Remainder of page intentionally left blank

BeatStars has over 220,000 main application users, 200,0000 contest application users and has distributed over 348,000 tracks to YouTube and SoundCloud. As seen in the chart below, main application users grew from over 135,000 in October 2015 to over 220,000 in October 2016, a 64% year-over-year increase.



Music sales have grown from over $725,000 in October 2015 to nearly $1.85 million in October 2016, a 155% year-over-year increase.



The majority of BeatStars' revenue (71%) comes from its YouTube and SoundCloud monetization services. The next biggest revenue contributor is memberships, which make up 23%. Year-to-date, as of Q3 2016, BeatStars has generated over $678,000 in revenue and more than $500,000 in expenses. Monthly revenue growth has averaged 15% in 2016.



Based on unaudited financials not subjected to financial review

BeatStars has already reached profitability, and generated over $176,000 of net income thus far in 2016.



Based on unaudited financials not subjected to financial review

The emergence of digital music has created a major shift in the way artists engage with their fans, which has had significant impact on the global music production and distribution industry. Digital streaming services like Spotify, SoundCloud, and Apple Music have enabled audiences to listen to a virtually unlimited catalog of music for an affordable subscription fee, enabling artists to circumvent traditional music distributors. Globally, revenue from digital channels (subscriptions, ad-supported services, and digital downloads) was $6.7 billion in 2015, up 10.2% year-over-year, and accounted for 45% of total industry revenue. Revenue from streaming services, which includes subscriptions and ad-supported channels, grew 45.2% to $2.9 billion.[iv]

Thanks to digital streaming services, music is being consumed at record levels. In the U.S., the volume of total music streams rose 93%, to 317 billion.[v] Primary music distribution is shifting from traditional digital stores to direct-to-fan platforms like YouTube, SoundCloud, and Facebook. Digital platforms that allow users to upload content (e.g. YouTube) have an estimated user base of more than 900 million. However, these types of platforms, which distribute advertising-supported revenues to recording artists and musicians, generated only $634 million in 2015, and accounted for only 4% of global music revenues.[vi]


SUBSCRIPTION AND AD-SUPPORTED REVENUES VERSUS USERS (2015)
2000
1500
1000
500
0.0
EST. 68M USERS
EST. US$ 2BN*
900M USERS
US$ 634M
Subscription
Ad-supported
Users (m)
Revenue
* This figure includes estimated paid subscription revenues only
Source: IFPI

YouTube has over 400 hours of new videos uploaded every minute of every day.[vii] That's the equivalent of 16.5 days' worth of video uploaded every 60 seconds. Many of these uploaded videos use music without the authorization of the artists that created the song. To detect unauthorized use, YouTube's Content ID system scans uploaded videos against a database of files submitted by content owners. Owners then have the option of muting the audio, blocking the video, or monetizing the video by running ads against it. Since the launch of Content ID in 2007, YouTube has paid out $2 billion to content rights holders.[viii]

COMPETITORS

AdRev: Founded in 2011, AdRev is digital rights management company. The company helps music owners find YouTube videos that use their content without authorization and monetize this usage through ad revenue. Users get 80% of the ad revenue off of YouTube videos that use their music.[ix] AdRev has monetized over 30 million videos to date and has paid out over $10 million to rights holders in 2016 alone.[x] Zealot Networks acquired AdRev's parent company, AudioMicro, in 2014 for around $20 million.

MyFlashStore: MyFlashStore is a platform for producers and artists to buy and sell beats and instrumentals online. Other offerings include custom voicetags, custom hooks, and professional mixing and mastering services. MyFlashStore offers three membership plans, a free plan that permits 10 beat uploads, a Gold plan that costs $9.99 per month that allows up to 50 beat uploads, and a Platinum plan that costs $19.99 per month for unlimited beat uploads.[xi] Since it was founded in 2009, producers have earned over $16 million using MyFlashStore.[xii]

BandCamp: Founded in 2008, Bandcamp is a publishing platform for musicians. The platform hosts homepages and provides a space for musicians with existing websites to stream full music tracks and albums. It also provides fan base management and statistics, digital distributions, search engine optimization, web programming, audio transcoding, and internet marketing. In 2015, BandCamp grew 35%[xiii] and has paid $182 million to artists to date, with $4.7 million paid in the last 30 days alone.[xiv] Bandcamp does not charge their artists for accounts, instead it makes money through revenue share on sales. The company takes 15% of digital sales, 10% of digital sales over $5,000, and 10% of merchandise sales.[xv]

EXECUTIVE TEAM



Abe Batshon, Founder and CEO: Before founding BeatStars in 2008, Abe worked at INgrooves Music Group in artists and repertoire (A&R) and content development. In this role, he was responsible for promoting and managing portfolios in digital format including distribution of digital audio and video to music and mobile retailers. Daily activities included acquiring new clients, generating marketing campaigns for new music projects, and servicing existing clients. Abe's clients included Rostrum Records (Wiz Khalifa, Mac Miller), Strange Music, Slaughterhouse, Macklemore, Royce Da 5'9', The Lox (Jadakiss, Styles P, Sheikh Louch), among others. He studied Marketing at San Jose State University.



Joseph E. Shatara, COO: Joseph is an Operations and Technology executive with over 20 years of web technology, engineering, and financial systems experience. He has worked for BeatStars as an IT Consultant and Business and Financial Advisor since 2010. Previously, Joseph worked as COO of Mixberry Media, a global digital audio ad network that supports real-time targeted ads to streaming music and digital radio listeners. He holds a Bachelor's of Science degree in Electronic Engineering from California Polytechnic State University - San Luis Obispo.

INVESTMENT TERMS

Security Type: SAFE (Simplified Agreement for Future Equity) Securities
Round Size: Min: $50,000; Max: $1,000,000
Interest Rate: N/A
Length of Term: N/A
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the SAFE into shares of a series of non-voting preferred stock, at a discount of 20% of the price per share of the new preferred stock sold in the equity financing or a valuation cap of $12,500,000, whichever results in a lower conversion price. Please refer to the Form of SAFE for a complete description of the terms of the SAFE, including the conversion provisions.

DJBooth: The New Beat Selling Economy That's Paying Producers Outside the Music Industry
DJBooth: How a Norwegian Trap Producer Built a Career Outside the Music Industry
Hypebot: BeatStars Leaves Beta Behind, Debuts Pro Pages

PERKS

Participate in the first $100,000 raised and get a "Early Investor" badge on your BeatStars profile

$100+ Investor badge on your BeatStars profile
$500+ BeatStars hat & t-shirt. Plus $100 level perks
$1,000+ 1 year membership. Plus $500 and below perks
$5,000+ 1 hour Skype consultation with BeatStars founder. Plus $1,000 and below perks
$10,000+ Trip to a BeatStars Seminar in the city of your choice for 1 day of studio sessions with some top selling members that will critique your music; flight and one night in hotel reimbursed up to $600. Plus $5,000 and below perks.

RISK FACTORS

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THE COMPANY'S FORM C OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The risks associated with our company include the following. Potential inability to attract, recruit and retain and develop necessary personnel, high level of competition, government regulation of use of individually identifiable data and issues relating to loss or theft of customer data, potential for security breaches and disruptions, the company's success depends on board and executive officers who may leave the employ of the company, the capital being raised is not enough to sustain the company's current business plan, lack of key man life insurance on executives and other key personnel, lack of audited financial statements, risks associated with properly calculating the company's tax liability, the fact that the company is not subject to Sarbanes-Oxley regulations and related controls and safeguards required of public companies, changes in employment laws or regulation could harm the company's performance, fluctuations in customer mix could impact financial performance, potential fluctuation of operating results, need to attract qualified customer service and technical support personnel, effect of cyclical, volatility or extended downturn in the United States or worldwide economy, ability to stay ahead of rapid technological change and dependence on new product development, failure to obtain new clients or renew existing clients on favorable terms, reliance on subcontractors, potential impact of military actions, global terrorism, natural disasters and potential political unrest.

The risks associated with the securities the company is offering include the following. Restricted nature of the securities and lack of liquidity, the fact that the offering is not registered under federal or state securities laws, there is no guarantee of return on an investor's investment, the majority of the company owned by a small number of owners, the company's ability to extend the offering deadline, potential dilution of your ownership interest in the company, the fact that the security is an equity security and not a debt security, and the potential that the warrants may expire worthless.

[i] http://www.ifpi.org/downloads/GMR2016.pdf

[ii] Ibid.

[iii] http://www.beatstars.com/sell-music/pricing

[iv] http://www.ifpi.org/facts-and-stats.php

[v] http://www.ifpi.org/downloads/GMR2016.pdf

[vi] Ibid.

[vii] http://tubularinsights.com/youtube-300-hours/

[viii] https://drive.google.com/file/d/0BwxyRPFduTN2cl91LXJ0YjlYSjA/view

[ix] http://cid.adrev.net/how-it-works

[x] Ibid.

[xi] https://www.myflashstore.net/sell-beats

[xii] https://www.myflashstore.net/

[xiii] http://www.nytimes.com/2016/08/20/arts/music/bandcamp-shopping-for-music.html?_r=1

[xiv] https://bandcamp.com/

[xv] https://bandcamp.com/pricing

EXHIBIT C
Investment Documents

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

BEATSTARS INC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Beatstars Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is 80%.

The "**Valuation Cap**" is $12,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **<u>Equity Financing</u>**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **<u>Liquidity Event</u>**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the price per share of Preferred Stock sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property,

asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of First Democracy VC LLC and the Investor has made its own independent decision that an investment in this

instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such

agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration

administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BEATSTARS INC

By: _____

      Name: Ibrahim Salim Batshon

      Title: Chief Executive Officer

Address: 5816 Van Winkle Lane

               Austin TX, 78739

Email: Abe@beatstars.com

INVESTOR:

By: _____

    Name:_____

Address:_____

_____

Email:_____

EXHIBIT D

Video Transcript

Abe Batshon: Music is a freedom device, it is one of the only products that humans can create from their brains and their souls that can change their life completely. It is the universal language that connects across the globe. Music brings out our human emotions and music is the unified voice of the people. BeatStars was not born to just be another music service. BeatStars was created for the sole mission to empower musicians around the globe and give them the tools to become successful entrepreneurs. Within the traditional model, music producers have always been shunned to the background, disabling their ability to build long lasting relationships, earn the royalty shares they deserve, and maintain long term careers. Luckily in today's digital world, millions of song writer licensee are born online every year and the internet has democratized how artists collaborate.

At BeatStars we believe in complete transparency allowing our sellers to distribute, market, and network with their customers while maintaining 100% of their music sales and getting paid instantly at the point of transaction.

Anno Domini: I started using BeatStars in about 2006. For me personally, I love the direction that its been evolving in. It is run by producers for producers and they always listen to their community and add new features. For me it is hands down the single most technologically evolved platform out there. There is basically no limits to what you can do.

Focus...: BeatStars really help me get out there and they really help me get the audience I was looking for. The thing about it is, it works, it is easy to maneuver through, it is easy to navigate, it is easy to upload your music, it is easy to get your money, on a scale of 1-10 I would give it a hundred.

Abe Batshon: Since 2013, we been able to generate over $5 Million for music producers, licensing beats to song writers, and $3 Million of that in the last 12 months alone. After bootstrapping the company with only $1 thousand and seeing the amazing growth, I knew the opportunity for BeatStars was bigger than just the numbers. BeatStars was going to instill a mission in me that I always dreamt of. As a musician myself, I knew I had the opportunity to create a whole new economy, that can not only provide financial freedom for millions of beat makers around the world, but inspire a movement of young entrepreneurs that may otherwise feel hopeless. So today music makers, the future is in your hands. We need your help to take BeatStars to the next level, it is time for the beat maker to go mainstream. With your investment, we would be able to hire more staff to build out the next generation of online beat selling technology, we would be able to secure more distribution partners to help you monetize your work across the globe, we will continue to innovate but on a larger and faster scale. This is your moment to have ownership in the direction the online beat selling community goes in. Join us and let us continue building a world where music creators can make a living creating the music we all love.

EXHIBIT E
Company Pitch Deck



WELCOME TO THE
Future
OF MUSIC COLLABORATION

SCALABLE CLOUD MARKETPLACE

Vibrant social music network with thousands of features hosted on **Amazon Web Services**

MULTI-CHANNEL NETWORK & CONTENT ID MONETIZATION

Exclusively collecting Ad Revenue from YouTube and SoundCloud for production music content owners

BEST IN CLASS PRODUCTION MUSIC

Content uploaded by **Grammy Award** winning producers and multi-platinum musicians in multiple genres

COLLABORATION

Musicians and songwriters collaborate and **share** sales revenue

BeatStars Is The **Missing Piece** To The Digital Music Industry

WHEN WE SET OUT TO

Reinvent

MUSIC COLLABORATION,
FIRST WE LISTENED...



EXPENSIVE LICENSES DESTROY COLLABORATION

Independent and aspiring recording artists couldn't afford the high priced licenses traditional producers offer



SONG IDEAS ARE SPARKED AT ANY MOMENT

There isn't a platform available on desktop or mobile to listen to beats, write lyrics and post your finished collaborated song for the world to hear



LACK OF MARKETPLACE

There wasn't a destination to connect with producers and discover licensable production music for song use



DISTRIBUTION SERVICES TAILORED FOR PRODUCERS

Music Production content is consumed completely different than traditionally distributed songs and there currently isn't a service to accommodate their needs

THEN WE
Fixed
WHAT WAS BROKEN...

EMPOWER
The Creators

Allowing creators of all levels to **represent their content independently** and generate multiple streams of revenue



ELIMINATE
The Barriers

The traditional in-studio method where music producers and recording artists collaborate is technically and legally **inefficient** plus lacks ingenuity



ESTABLISH
Long-term Monetization Models

Giving creators the tools to establish IP for their works by providing a vibrant marketplace where their content is **exposed, consumed and protected**



WHY BEATS?

Its the **LARGEST SEGMENT** of music that is **under represented**
by retailers and distributors

$7 Billion
In The USA Annually

Underserved market with **no major players.**

100% of released songs include embedded Production Music (beats)

40 Million musicians
active on social media

11 Million yearly downloads
of the top beat making software, FL Studio

$550 in revenue
generated annually per producer member on BeatStars

1 Million + independent songs
are uploaded to YouTube & SoundCloud per day

WHY NOW?

Media technology has evolved to protect content owners worldwide. Major media companies like YouTube, SoundCloud and Facebook are **now utilizing Content Identifying** technology to determine proper ownership assertion and give content owners the *opportunity to monetize* from user generated material

BeatStars acts as a collaboration vessel so that music producers and recording artists can create and publish songs in the **most efficient method** for today's media platforms



YouTube Content ID
Available now & has paid over
$1 billion to content owners worldwide

Active Partner



SoundCloud
MCN monetization currently active
Content ID coming 2016

Active Partner



Facebook Video
Content ID coming in 2016

Partnership in-negotiation

DailyMotion
MCN & Content ID launching in 2016

Active Partner



Audiomack
MCN monetization currently active

Active Partner

Primary music distribution is **shifting** from traditional digital stores to **direct-to-fan platforms like YouTube, SoundCloud, Facebook and DailyMotion.**

THE *Team*



ABE BATSHON
Founder

- Over 10 years experience in digital music distribution
- Former Director of Content Development at INgrooves
- Discovered Grammy award winning artist Macklemore
- Signed distribution deals with hundreds of labels worldwide
- Responsible for multiple iTunes #1 Hip Hop albums



JOSEPH SHATARA
CTO

- 25+ years of extensive multi-discipline management and hands-on skills, with proven leadership credentials and success in business objectives within start-ups and corporate environments.
- 6+ years experience in cloud based architecture, including audio and video streaming.
- Prior positions include CTO of Mixberry Media, COO of DDRnet, SVP of eCommerce at Network Commerce, CTO of eHost.



JOSEPH AGUILAR
Lead Developer

- Full stack developer
- 9 years experience developing cloud based music distribution applications





DANNY ALAWHAL
Operations

- Former director of eBooks at Inscribe Digital
- Managed ingestion and distribution of Universal Music Group new releases for top tier artists
- Retailer relationship and distribution management for over 20 online download and streaming services



MIKE TRAMPE
Social Media Marketing

- Formerly managed some of the largest Hip Hop social accounts like HipHopDX, Datpiff, DJ Booth and more with over 5 million subscribers



ELVIS SALIC
Graphic Designer

- Leads design team for creating landing pages, social graphics and marketing material

THE *Advisors*



CEO

JASON KILAR
Vessel (previously CEO of Hulu)



CEO

JACOB JABER
Philz Coffee



General Counsel

MATT BURNS
INgrooves

THE *Content*

293,000+
tracks uploaded

316,000+
total distributed tracks
to **YouTube** and **SoundCloud**

GENRES


Hip Hop


R&B


Pop


EDM


Country


Rock


Reggae


World

TRACK Uploads



USER
Growth

● All Users   **● All Music Buyers**   **● ($) Premium Subscribers**

	AUG-15	SEP-15	OCT-15	NOV-15	DEC-15	JAN-16	FEB-16	MAR-16	APR-16	MAY-16	JUN-16	JUL-16	AUG-16

THE Influencers

Grammy award winning and multi-platinum musicians **use the BeatStars technology** to sell, promote and release content

We also run brand sponsored remix **campaigns for celebrity artists**, they expose BeatStars to their following while we help extend their brand even further

Over **50,000** YouTube hosted remixes made to date and over **20,000,000** plays

     

| E-40 | Hopsin | Styles P | DJ Premier | Gavlyn | !llmind |

     

| Focus... | B-Real | Xzibit | RA The Rugged Man | Royce Da 5'9' | Jadakiss |

Brand Sponsors

   propellerhead



THE POWER OF

Music

COLLABORATION ON BEATSTARS









Inspire Content

Encourage our members to create the best independent music in the world

Expand Distribution

Content will enable us to extend our distribution into as many channels as possible, from synch licensing and more content ID deals

Increase Listenership

The broader the distribution, the higher the listener base and the more avenues to monetization

Monetization Standard

Establish the new standard for how to monetize production music worldwide



Social
MUSIC MARKETPLACE

The **most powerful** part about BeatStars is its Social Music Marketplace. Finding incredible music and **connecting** with amazing artists and producers have never been **easier**

Follow all of your

FAVORITE MUSICIANS

and stay up to date with their
music, videos and photos in **your feed**



PRO Pages

BeatStars Pro Pages are the **perfect compliment** for the busy musician. Whether you're looking for a dedicated music website to sell singles, albums or beats direct to yours fans, or simply a place to host and stream

With **custom themes** and **domain names,** Pro Pages gives you all the tools you need to look and operate professionally. Pro Pages are responsive across **all mobile,** tablet and desktop browsers and come with a fully integrated shopping cart



Custom themes

Keep 100% of sales

Pages are mobile & tablet friendly

Pro Pages are the **perfect ecommerce solution** for any musician

CONTENTID



1 Beat

Uploaded to YouTube, Soundcloud, Facebook & DailyMotion
by **thousands** of Artists, watched by **Millions!**

BeatStars distributes revenue

- YouTube identifies **all BeatStars production** with their Content ID program

- Non-Exclusive licenses give content creators **100%** publishing and master rights

- We claim all versions of production on YouTube and distribute ad-revenue

- Potential market of over **50 million beats** on YouTube

Monetize

BUSINESS MODEL

20% - 30%
DISTRIBUTION REVENUE

ARTIST
BUYER



Listen/Purchase

Download



PRODUCER
SELLER



Earnings

Upload/Distribute

Recurring Revenue


Audio Files


Non-Exclusive License


Exclusive License

Synchronization License

PRODUCER/ARTIST
MEMBERSHIP



MONTHLY
Membership

FREE	PRO	UNLIMITED
$0	$9.99	$19.99
Per Month	Per Month	Per Month
1 GB of storage	10 GB of storage	Unlimited storage
70% of music sales	100% of music sales	100% of music sales
Instant Payments	Instant Payments	Instant Payments
YouTube Content ID	YouTube Content ID	YouTube Content ID
SoundCloud Monetization	SoundCloud Monetization	SoundCloud Monetization +
Pro Page (wit Ads)	Pro Page	Free Soundcloud Pro Unlimited Account
Widgets	Widgets	Pro Page
Facebook Store	Facebook Store	Widgets
5 Private Messages	20 Private Messages	Facebook Store
	Full Statistics	Unlimited Private Messages
	No Video Ads	Full Statistics
		No Video Ads

Competitor
FEATURE COMPARISON

Features	BeatStars	AdRev	MyFlashStore	BandCamp
Social Marketplace	✅	❌	❌	❌
Production Music Licensing	✅	❌	✅	❌
Embeddable Storefronts	✅	❌	✅	✅
Customizable Embeddable Storefronts	✅	❌	❌	❌
Sponsored Content Network	✅	❌	❌	❌
Custom Producer Websites	✅	❌	❌	✅
Facebook Store App	✅	❌	✅	✅
SoundCloud Multi-Channel Network	✅	❌	❌	❌
YouTube Multi-Channel Network	✅	✅	❌	❌
YouTube Content ID	✅	✅	❌	❌
Negotiate Licenses	✅	❌	❌	❌
Mobile Friendly Platform	✅	❌	❌	✅
Synch Placement Opportunities	✅	❌	❌	❌
Artist and Producer Profiles	✅	❌	❌	Artist Only
Ability to post Videos, Pictures, Lyrics	✅	❌	❌	❌

BeatStars offers hundreds of additional features not available by any competitors

THE PATH TO
DOMINATING
THE *Market*

Phase **1**

- Prove concept
- Build product
- Launch product
- Build out distribution
- Run Free Remix and Song Contests
- Grow audience

DONE

Phase **2**

- Launch marketing & PR
- Launch advertising campaigns
- Expand distribution partners
- Acquire celebrity producer members
- Run high profile remix competitions
- Increase sales and operation staff
- Establish as the leader in the production music market

Phase **3**

- Launch on platform ad-monetization
- Distribute the majority of production music catalogs
- Increase member opportunities
- Expand globally
- Own the space

Press

























Strategic
LANDSPACE

STRATEGIC LANDSCAPE

e-Commerce
- amazon.com
- Guitar Center
- ebay

e-Tailers
- Spotify
- iTunes
- Google play













Hardware
- NATIVE INSTRUMENTS
- AVID
- AKAI PROFESSIONAL









Distributors
- The Orchard
- tunecore
- INgrooves | Fontana MUSIC DELIVERED. MUSIC MARKETED.





Publishers
- Sony/ATV MUSIC PUBLISHING
- WARNER/CHAPPELL
- UNIVERSAL UNIVERSAL MUSIC GROUP

Software
- propellerhead
- steinberg
- FL STUDIO

Opportunity

UNDERSERVED MARKETS

- Satisfied customers
- Multiple large markets

UNDERSERVED MARKETS

- High margin recurring revenue
- Unique & 'sticky' channels
- Defensible approach
- Revenue generating



STRONG TEAM

- Relevant experience
- Experienced entrepreneurs
- Prior start-up experience

PROVEN TECHNOLOGY

- Simple, efficient system
- Product complete

Seeking investment and strategic partner for Marketing, Scaling Operations





Thank You

BEATSTARS